February 15, 2005

Mail Stop 0510

By U.S. mail and facsimile to (847) 382-1219

Mr. Howard W. Schwan
President
CTI Industries Corporation
22160 North Pepper Road
Barrington, IL  60010


	RE:  	Form 8-K Item 4.01 filed February 15, 2005
		File # 000-23115


Dear Mr. Schwan:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


Out-of-State Auditors

1. We note your independent accountant, Weiser, LLP, is duly registered and in good standing to practice in New York. However, Weiser, LLP is not currently licensed in Illinois where your company is located. Tell us why you selected a New York based accounting firm to audit the financial statements of an Illinois based company.
Tell us if the audit will be physically performed in New York or Illinois. Also, confirm to us that the operations and assets of your company are physically located in Illinois. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you gave to Illinois state laws governing audits of Illinois companies performed by accountants who are licensed by other states.


*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5525.


								Sincerely,




								Ryan Rohn
								Staff Accountant
??

??

??

??

Mr. Howard W. Schwan
CTI Industries Corporation
February 15, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE